April 5, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Interpharm Holdings, Inc. Form 10-K for the Fiscal Year Ended June 30, 2005 (Commission File No. 001-15981)

Dear Mr. Rosenberg:

I am responding to the comments the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) has provided to Interpharm Holdings, Inc. (the “Company”) as set forth in your letter dated February 2, 2006 with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2005 which was filed on September 28, 2005.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized. For your convenience, the Commission’s comments have been provided for reference purposes.

Our Obligations, page 33

1.
We note that your relationship with Tris could result in you paying an aggregate amount of $7,500,000 to them. Please tell us why you did not include this obligation in the table. In addition, provide us in disclosure-type format clarification as to whether Tris receives any amount if they do not develop and deliver the maximum required pharmaceutical products.

RESPONSE: The Company entered into two agreements with Tris Pharma, Inc. (“Tris”). One of the agreements is for the development and licensing of twenty-five liquid generic products. According to the terms of the agreement for the liquid products, in the event that Tris delivers twenty-five successful Technical Packages, of which there can be no assurance, the Company will pay Tris approximately $3,000,000. In accordance with the terms of this agreement, the Company will make payments as various milestones are achieved. Other than an initial payment to Tris of $250,000, the Company is only obligated to make payments to Tris under this agreement if and when Tris delivers specific detailed product information as defined in the agreement. As such, the Company does not believe that this agreement meets the purchase obligation criteria defined in Regulation S-K and therefore should not be disclosed in the information presented in Our Obligations, page 33.

According to the terms of the second agreement, as amended, for the solid dosage products, the Company will collaborate with Tris on the development, manufacture and marketing of eight solid oral dosage generic products and two softgel products. This agreement, as amended, provides for payments of an aggregate of $4,500,000 to Tris, as services are performed, whether or not the product delivery is made or regulatory approval is obtained for any of the products. Through June 30, 2005, the Company has made payments to Tris under this agreement of $1,150,000. Upon review of this issue, the agreement meets the definition of a purchase obligation defined in Regulation S-K and the remaining commitment under this agreement of $2,600,000 should have been presented in the disclosure of Our Obligations on page 33. The Company plans to revise this disclosure prospectively.

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Critical Accounting Policies, Page 42

2.
We believe that your disclosure related to estimates that reduce gross revenue such as product returns and customer allowances could be improved. Please provide us, in disclosure-type format, the following:

a.
The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

i.
RESPONSE: Based upon the nature of our business there is very little estimation required in determining reserves which reduce gross revenue. Our reserve balances normally approximate actual charges/deductions taken in future periods. The most significant reserve which reduces gross revenue is our reserve for chargebacks (please see information and table presented below). The chargeback reserve is calculated and adjusted based upon actual revenue earned from, and actual chargebacks taken by our customers.

b.
The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

i.	RESPONSE: Please see discussion below

c.
To the extent that information you consider in b) is quantifiable, both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as the balance sheet date and disaggregate by expiration date.

i.	RESPONSE: Product returns historically have been negligible. Please see discussion below.

d.
If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

i.	RESPONSE: This item is not applicable to our business as we do not make shipments as a result of incentives or in excess of our customer’s ordinary course of business inventory level.

e.	A roll forward of the accrual for each estimate for each period presented showing the following:

i.	Beginning balance,
ii.	Current provision related to sales made in current periods,
iii.	Current provision related to sales made in prior periods,
iv.	Actual returns or credits in current period related to sales made in current period,
v.	Actual returns or credits in current period related to sales made in prior periods, and
vi.	Ending balance

1.	REPONSE: Please see table and information below.

• Page 3	April 5, 2006

f.
A result of operations discussion of the amount of and reason for the period to period fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenue and operations.

i.	RESPONSE: As evidenced in the table below, fluctuations in our estimates related to our chargeback reserve have not been material in relation to our revenue or gross profit.

Supplementally, we advise you that by far the most significant portion of adjustments required in determining net revenue are Chargebacks. The Company historically has minimal returns; it does not market its products through distribution channels whereby it could encounter significant returns, rebates or other forms of adjustments to its gross sales. Further, the Company does not accept any deductions related to competitive pricing claims against shipments made, nor does it encounter any adjustments for shelf life matters.

The following describes the Company’s methodologies in calculating those factors which impact its calculation of net revenue:

1.	Chargebacks:

The Company holds several contracts with various U.S. Government agencies, (the “Contracts”), under which it sells multiple strengths of prescription Ibuprofen and Naproxen. Sales orders for these products are received by designated prime wholesalers, such as McKesson Corp and Amerisource - Bergen Corp. at wholesale acquisition cost (“WAC price”). Accordingly, we included the following disclosure in our Form 10-Q for the quarterly period ended December 31, 2005:
Allowances for customer chargebacks were $1,907,000 and $425,000 at December 31, 2005 and June 30, 2005, respectively. The Company sells some of its products indirectly to various government agencies referred to below as "indirect customers." The Company enters into agreements with its indirect customers to establish pricing for certain products. The indirect customers then independently select a wholesaler from which to actually purchase the products at these agreed-upon prices. The Company will provide a credit to the selected wholesaler for the difference between the agreed-upon price with the indirect customer and the wholesaler's invoice price if the price sold to the indirect customer is lower than the direct price to the wholesaler. This credit is called a chargeback. The provision for chargebacks is based on expected sell-through levels by the Company's wholesale customers to the indirect customers, and estimated wholesaler inventory levels. As sales to the large wholesale customers increase, the reserve for chargebacks will also generally increase. However, the size of the increase depends on the product mix. The Company continually monitors the reserve for chargebacks and makes adjustments to the reserve as deemed necessary. Actual chargebacks may differ from estimated reserves.

Historically, prior to the release of our financial statements, our customers have informed us as to the actual amount of chargebacks they will be taking for the majority of their purchases through the balance sheet date. We also record a reserve for chargebacks which our customers have not yet informed us about. Historically, this portion of the reserve has been insignificant. As a result of having most of the actual data prior to release of our financial statements, the differences between actual chargeback reserves and estimated amounts have not been material.

2.	Trade or terms discounts which generally account for less than one percent of gross revenue do not fluctuate and are recorded and accrued for in the period of original sale.

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Item 2.e

Roll forward of accruals for each estimate that reduces gross revenue for each period presented in the Form 10-K for the for the Fiscal Year Ended June 30, 2005

	Chargebacks	Other	Total
Reserve Balance, July 1, 2003	$297,000	$--	$297,000
Actual chargebacks, discounts and other credits in the current period related to sales made in the current period (a)	(1,797,000)	--	(1,797,000)
Actual chargebacks, discounts and other credits in the current period related to sales made in the prior period (a)	(297,000)	--	(297,000)
Current provision related to current period sales	2,376,000	--	2,376,000
Current provision related to prior period sales	51,000	--	51,000
Reserve Balance, June 30, 2004	630,000	--	630,000
Actual chargebacks, discounts and other credits in the current period related to sales made in the current period (a)	(2,190,000)	--	(2,190,000)
Actual chargebacks, discounts and other credits in the current period related to sales made in the prior period (a)	(632,000)	--	(632,000)
Current provision related to current period sales	2,617,000	--	2,617,000
Reserve Balance, June 30, 2005	$425,000	$--	$425,000

(a) - Actual chargebacks are determined based upon the customer’s application of the chargeback against the receivable balance.

Report of Independent Registered Public Accounting Firm, page F-1

3.
Since the report filed does not contain a typed signature of Marcum & Kliegman LLP please confirm that they provided a manually signed report that is the same as the one included in your filing and that you have retained it for your records.

RESPONSE: The Company confirms that Marcum & Kliegman LLP provided a manually signed report which is the same as the report included in the filing. The Company has retained a copy of the report for record keeping purposes.

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New Accounting Pronouncements, page F-16

4.
We refer to your discussion regarding FSP FIN 46(R)-5, where you state that you do not believe that the Sutaria Realty Family Trust is a VIE that needs to be consolidated. Please tell us your consideration of paragraph 17 of FIN46(R), and please also tell us who is most closely associated with the variable interest entity and how you determined who is most closely associated with the variable interest entity.

RESPONSE: The operating lease between the Company and the Sutaria Family Realty, LLC (the “Realty Co.”), is based upon market terms, contains no explicit guarantees of the residual value of the real estate or of the mortgage and does not contain any purchase options. Therefore the Company will not directly absorb or receive any variability from the Realty Co., and is not considered to have a variable interest under paragraph B24 of FIN46(R). Based upon the guidance in FSP FIN 46(R)-5, the Company considered whether it holds an implicit variable interest in the Realty Co. The following facts were included in the Company’s consideration of this issue:

a.
The outstanding mortgage payable balance on the building is currently less than $3,500,000 and is secured by the underling property which recently appraised for approximately $7,000,000. Other than the mortgage, the Realty Co. does not have any other significant liabilities or debt.

b.	The Realty Co. is owned by the Company’s Chief Operating Officer and two of his siblings, all of whom are children of the Company’s Chairman of the Board.

c.
The owners of the Realty Co. personally guaranty the mortgage loan on the building. In addition, the three owners of the Realty Co., each individually, have more than sufficient net worth to pay off the building mortgage in its entirety.

d.	The owners of the Realty Co. do not hold any seats on the Company’s Board of Directors.

e.
The Company’s Board of Directors has a fiduciary responsibility to the Company’s stockholders. Therefore, the Company acting as an implicit guarantor of the Realty Co.’s mortgage or the Company making any additional funds available to the Realty Co. would result in a breach of its duties.

f.
It is Company practice to obtain Board approval for all related party transactions. As of June 30, 2005, the Company had four “independent” Directors as defined under the American Stock Exchange Company Guide.

g.	The owners of the Realty Co. do not have the authority to modify the lease agreement on behalf of the Company.

h.
The Realty Co. has sufficient equity to operate independently, as the equity investment at risk is more than 50% of the total assets of Realty Co. In addition, Realty Co. generates sufficient operating cash flow from the leasing arrangement to pay the mortgage, with excess cash to make distributions to its owners. The lease between the Company and Realty Co. is a triple net lease which was negotiated at fair market value and includes fairly standard terms and conditions.

i.
There is no economic incentive for the Company to act as a guarantor of the Realty Co. mortgage nor is there an incentive to make funds available to the Realty Co. for payment of the mortgage. In the event of a default on the building mortgage by the Realty Co., and the Bank foreclosed on the real estate, it is our understanding that, the Bank would either continue renting the building to the current tenant (Interpharm), or enter into negotiations to sell the building to Interpharm.

• Page 6	April 5, 2006

Paragraph six of FIN46(R)-5 states: “The FASB staff believes the reporting enterprise should consider whether it holds an implicit variable interest in the VIE or potential VIE.    The determination of whether an implicit variable interest exists should be based on whether the reporting enterprise may absorb variability of the VIE or potential VIE.  A reporting enterprise that holds an implicit variable interest in a VIE and is a related party 3 to other variable interest holders should apply the guidance in paragraph 17 of Interpretation 46(R) to determine whether it is the primary beneficiary of the VIE.  That is, if the aggregate variable interests held by the enterprise (both implicit and explicit variable interests) and its related parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the variable interest entity is the primary beneficiary.  The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment, and shall be based on an analysis of all relevant facts and circumstances.  Paragraph 17 of Interpretation 46(R) provides factors to consider in making that determination.  A reporting enterprise that is not the primary beneficiary but holds a significant implicit variable interest in a VIE should disclose the information in paragraph 24 of Interpretation 46(R).”

The Company does not believe it will be exposed at anytime to variability from the Realty Co. Therefore, upon consideration of the facts stated above the Company determined that neither an explicit nor implicit variable interest exists between the Company and the Sutaria Family Realty Trust.

Further, FIN46(R)-5indicates the following:

"The determination as to whether Manufacturing Company [Interpharm] is effectively guaranteeing all or a portion of the owner's investment or would be expected to make funds available and, therefore, an implicit variable interest exists, should take into consideration all the relevant facts and circumstances.  Those facts and circumstances include, but are not limited to, whether there is an economic incentive for Manufacturing Company to act as a guarantor or to make funds available, whether such actions have happened in similar situations in the past, and whether Manufacturing Company acting as a guarantor or making funds available would be considered a conflict of interest or illegal."

As noted above there is no economic incentive for the Company to act as a guarantor or to make funds available to the Realty Co. and similar situations have not transpired in the past. In addition, due to the fact that one of the members of the Realty Co. is an officer of the Company, outside legal counsel has advised us that a guarantee or advance of funds to the Realty Co. by the Company would be tantamount to an officer loan which would be a violation to the Sarbanes-Oxley Act, Section 402. In addition, as discussed above, the Board has a fiduciary responsibility to the Company’s shareholders.

Notwithstanding the information presented above, in accordance with paragraph 17 of FIN 46(R), assuming the Company and the owners of the Realty Co. (related parties) both hold variable interests in the Realty Co., then a determination would need to be made as to which related party is most closely associated with the Realty Co. Further, paragraph 17 goes on to state:

The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

• Page 7	April 5, 2006

(1)	The existence of a principal-agency relationship between parties within the related party group
(a)
A principal-agency relationship does not exist in this instance. The owners of the Realty Co. and the Company never intended to create a principal-agency relationship and there is nothing in the lease agreement which creates such a relationship between the parties.

(2)	The relationship and significance of the activities of the variable interest entity to the various parties within the related party group
(a)	In our situation, the Company is arguably more closely involved with/impacted by the activities of the Realty Co. than the Realty Co. owners.
(3)	A party's exposure to the expected losses of the variable interest entity
(a)
In determining which party is most closely related to the Realty Co., in our estimation, this item is considered to be the most significant. In this instance, the owners of the Realty Co. are most closely associated with the building which is occupied by the Company. The owners of the Realty Co. clearly stand to reap all the benefits of owning the building including the appreciation of the real estate. The owners of the Realty Co. also have one hundred percent of the equity at risk associated with owning the building. Currently the outstanding mortgage payable balance is less than one half the appraised value of the building. Accordingly, even if an implicit guarantee was effected (despite the conflict of interest and the violation of Section 402), the owners of the Realty Co. would absorb the majority of the losses. Clearly, the Realty Co. has sufficient equity to operate and the owners of the Realty Co. have a significant amount of equity at risk, including the owners’ personal net worth, which is more than sufficient to satisfy their explicit guarantee.

(4)	The design of the variable interest entity.
(a)
This item is not considered significant in the situation as the entity was structured several years ago when the Company had a different executive management, well prior to the Company becoming a public entity. The purpose of holding the ownership of the building in a separate entity was purely for the then owner’s individual tax and estate plan.

After performing an analysis of the relevant facts and circumstances in our specific situation in accordance with paragraph 17 of FIN 46(R) we feel strongly that the Realty Co. is most closely associated with the family members who own the Realty Co.

As provided in this detailed explanation, we believe that the Company does not hold either an implicit or explicit interest in the Realty Co. Because the Company does not hold a variable interest in the Realty Co., there is no need to perform the paragraph 17 analysis. Nevertheless, should the Staff determine that the Company has an implicit interest in the Realty Co., because the Realty Co. is most closely associated with the family members who own the Realty Co., we do not believe this entity should be consolidated into the Company.

The Company acknowledges that it is responsible for the adequacy and accuracy of all disclosures; that comments or changes to any disclosure made by the Company in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

• Page 8	April 5, 2006

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (631) 952-0214 extension 101.

Respectfully Submitted,
s/s George Aronson

George Aronson
Chief Financial Officer
Interpharm Holdings, Inc.